Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

                The following is a press release issued by Central Pacific Financial Corp. on June 3, 2003.

Investor Contacts
Neal Kanda VP & Chief Financial Officer (808) 544-0622 nkanda@cpbi.com	Larry Dennedy MacKenzie Partners (212) 929-5239 ldennedy@mackenziepartners.com

Local Media Contacts
Ann Takiguchi PR/Communications Officer (808) 544-0685 (808) 223-4434 (cell) atakiguchi@cpbi.com	Neal Yokota Stryker Weiner & Yokota (808) 523-8802 ext. 13 nyokota@strykerweiner.com

Financial Media Contact
Ian Campbell/Peter Mladina Abernathy MacGregor Group (213) 630-6550 idc@abmac.com/pjm@abmac.com

NEWS RELEASE

CPF CALLS FOR CBBI TO HALT DELAY TACTICS AND ALLOW PROPER VOTE INSPECTION

June 3, 2003 — Honolulu, HI — Central Pacific Financial Corp. (NYSE: CPF) today announced that CB Bancshares, Inc. (Nasdaq: CBBI) is refusing to be available tomorrow for the standard inspection of the votes cast at its May 28 shareholder meeting last week and is refusing to specify when such an inspection can take place.

Furthermore, the company said, CB Bancshares is not responding to CPF’s request that it disclose its plans regarding its previously announced commitment to release official results on Friday, June 6.  Official results cannot be issued without CPF having an opportunity to conduct its inspection.

CPF noted that it first asked for an inspection to be held May 30, 2003 and that it has patiently waited for an inspection date since.

“CBBI is well aware of the significant unresolved issues related to this meeting. By its own admission, fewer than 50% of CBBI shareholders participated in the May 28 meeting and fewer than 30% were against the CPF proposal.  When two-thirds of CBBI’s shareholders either supported our proposal or did not participate in this election, it is incredible that CBBI characterizes this as a victory, or referendum on their opposition to our proposal.  Unfortunately, today’s actions are just one more example of CBBI’s unwillingness to play fair with its shareholders and its willingness to mislead the Hawaii public. If CBBI believes in good corporate governance it will abandon these policies of delay and obstruction and allow an inspection of ballots tomorrow as planned.

“CPF remains committed to moving forward with its offer which, at the close of market today, is valued at $72.99. We intend to ensure that the shareholders of this company have a full and fair opportunity to be heard—and we believe when that occurs, CBBI’s shareholders will leave no doubt as to their wishes.”

Following is the text of the letter delivered to CBBI today:

VIA FACSIMILE TRANSMISSION AND HAND DELIVERY

June 3, 2003

Board of Directors

CB Bancshares, Inc.

201 Merchant Street

Honolulu, Hawaii  96813

Attention:  Mr. Ronald K. Migita

                      President and CEO

Re:          Voting Results of May 28, 2003 Shareholder Meeting

Dear Mr. Migita:

As you know, both before and immediately following the May 28, 2003 shareholder meeting, we requested the standard inspection rights with respect to the votes cast at the meeting.  We had asked for the inspection to be held on Friday, May 30, 2003 and we have patiently waited, anticipating a June 4, 2003 inspection.  However, your inspector of elections informed us this morning, that your representatives will not be available on June 4, 2003 or anytime this week for the scheduled inspection.  This attempt to further delay the process is not acceptable to us and we find your “unavailability” to be unjustifiable, especially given your previously announced intention to deliver final results on Friday June 6, 2003.

Please advise us today by 12:30 p.m. Hawaii standard time (i) when you intend to make representatives available for the scheduled inspection and (ii) what you intend to do regarding the June 6, 2003 meeting scheduled to announce the final results of the votes cast at the May 28, 2003 meeting.  Your prompt attention to this serious matter is appreciated.

If you have any questions concerning this matter, please do not hesitate to contact the undersigned.

Sincerely,

Glenn Ching
General Counsel

FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

(1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively.  The registration statement is not final and will be further amended.  CPF filed a definitive proxy revocation statement on May 22, 2003 and a preliminary proxy statement on May

9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable, from CBBI shareholders for special meetings of CBBI shareholders.  Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s definitive proxy revocation statement as filed on May 22, 2003 and a preliminary proxy statement as filed on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

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